February 10, 2000




William D. Gould
Troy & Gould
1801 Century Park East
16th Floor
Los Angeles, CA 90067


Dear Bill:

         We have agreed that Section 7.1 will be modified to delete the reference to Section 3.15 and that the following insert will be added after the reference to Section 3.14:

         (to the extent of any Proceeding under Section 3.14(a)(ii) or any Proceeding under Section 3.14(a)(i), excluding matters set forth in the Disclosure Letter, that may result in an uninsured loss in excess of $2 M)

         The Agreement and Plan of Merger will be conformed to reflect the above change.

                                        Very truly yours,

                                        /s/ Ronald L. Greenman

                                        Ronald L. Greenman